EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6H 1H2

www.emgold.com

June 17, 2013	TSX Venture Exchange: EMR
OTCQB: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

DRILLING TO COMMENCE

ON EMGOLD’S BUCKSKIN RAWHIDE EAST PROPERTY, NV

Emgold Mining Corporation (EMR: TSX-V) ("Emgold" or the "Company") is pleased to announce that the 2013 surface drilling program proposed for its Buckskin Rawhide East Property (the "Property") has been approved by the U.S. Bureau of Land Management (the “BLM”). The Property is located about 40 miles south of Fallon, Nevada in the Rawhide Mining District and is adjacent to the active Denton Rawhide Mine owned by Rawhide Mining LLC (“RMC”), a private company. The Company also announces the resignation of one of its directors, reducing the number of directors of the company from six to five, as described on page two below.

Emgold recently acquired a 75 percent interest in the Buckskin Rawhide East Property and is in the process of acquiring the remaining 25 percent interest from the underlying property owners (see November 14, 19, and 26, 2012, December 28, 2012, January 13, 2013, and February 13, 2013 press releases). As part of these transactions, the Company has completed two private placements to RMC to date, totaling CDN$750,000. The Company will complete another CDN$250,000 private placement to RMC once the remaining 25 percent interest in Buckskin Rawhide East Property is transferred from the underlying property owners to Emgold, as part of the title process. Upon acquiring 100 percent ownership of the Property, the Property will be leased to RMC, who will conduct the exploration as part of the lease agreement.

Reverse circulation drilling is planned for the eastern half of the Buckskin Rawhide claim block in the Chicago Mountain/Chicago Gulch and North Buckskin Mountain Target areas. The purpose of the 2013 exploration program is to extend areas of gold-silver mineralization discovered by Kennecott Exploration (“Kennecott”) in the 1990s and by Emgold since 2009. The Chicago Mountain Target consists of a bulk disseminated gold and silver exploration target approximately 4,000 feet long by 400 feet width that was identified from historic Kennecott and more recent Emgold surface rock chip sampling and analysis, as well as from historic Kennecott drilling (see Emgod’s October 4, 2011 press release). Kennecott drilled approximately 15 reverse circulation holes in this target area in the 1990s, with 10 of the holes encountering structurally controlled mineralization from surface to depths of up to 165 feet. The North Buckskin Mountain Target is a new target that has been identified by Emgold and RMC from historic rock chip sampling and analysis of historic Kennecott drilling. It consists of a bulk disseminated gold and silver exploration target approximately 2,000 feet long by 400 feet wide. Kennecott drilled 21 reverse circulation holes in this target area in the 1990s with 10 encountering structurally controlled mineralization to depths up to 500 feet.

The 2013 planned drilling program includes 11 drill sites at Chicago Mountain/Chicago Gulch and seven drill sites at North Buckskin Mountain. Planned drilling depths range from 300-500 feet. Multiple holes may be drilled at any of the drill sites. The estimated total cost of the 2013 drill program is $250,000. If this initial program is successful, additional work will be planned to conduct a larger drill program with the goal of delineating a bulk disseminated gold and silver resource that could potentially become a minable satellite deposit for the adjacent Denton Rawhide Mine. The Chicago Mountain Target is situated about one mile from RMC mine facilities and the North Buckskin Target is about 1.5 miles from the mine facilities.

2 | P a g e

The Denton Rawhide Mine was owned and operated by Kennecott Minerals Company from 1988 to 2010. Operations at the mine were suspended in May 2003 due to low gold prices but the mine continued to produce gold and silver from existing heap leach pads. From 1990 through 2010, the Denton Rawhide Mine produced 1.5 million ounces of gold and 12.4 million ounces of silver (source: The Nevada Mineral Industry 2010, Nevada Bureau of Mines and Geology Special Publication MI-2010, 2011). In 2010, the Denton Rawhide Mine was acquired by RMC who continued to produce gold and silver from the heap leach pads. RMC advises that, in 2012, it recommenced mining activities at the Denton Rawhide Mine.

David Watkinson, President and CEO of Emgold, stated: “We are pleased that exploration drilling will commence on the Buckskin Rawhide East Property. Opportunity exists to fast track exploration, permitting, and development of any resources discovered at Buckskin Rawhide East by utilizing the adjacent Denton Rawhide facilities. Emgold believes that advancing the Buckskin Rawhide East Property with RMC as the operator is the best opportunity for the Company to achieve cash flow in the near term. Cash flow would come in the form of Bonus Payments related to gold equivalent ounces produced from the Property.”

As per a Letter Agreement with RMC announced by press release on November 14, 2012, RMC has the option of earning a 100% interest in the Buckskin Rawhide East Property by bringing it into commercial production. Upon achieving commercial production, RMC would make Bonus Payments to Emgold. Bonus Payments would be US$15 per ounce when the price of gold ranges between US$1,200 and US$1,799 per ounce. Payments would increase to US$20 per ounce when the price of gold exceeds $1,800 per ounce.

Management Update

Emgold announces that, effective June 14, Mr. Stephen Wilkinson has resigned as a Director for personal reasons. This reduces the number of directors of the Company from six to five, including two independent directors. Management would like to thank Mr. Wilkinson for his work over these last few years and continued support of the Company.

About Emgold Mining Corporation

Emgold is a junior gold exploration and project development company that has several exploration properties located in the western U.S. and Canada. These include the Buckskin Rawhide East and West and Koegel Rawhide gold properties in Nevada, and the Stewart and Rozan poly-metallic properties in British Columbia.

Qualified Person

Technical information in this press release has been reviewed and approved by Mr. Robert Pease,

P.Geo., a Qualified Person as defined in National Instrument 43-101. Mr. Pease is responsible for supervising the technical work related to Emgold’s U.S. Properties.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 778-375-3106
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Statements with respect to the use of proceeds of the disposition may be "forward-looking statements" within the meaning of applicable securities laws. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in or that may be inferred from the forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.